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                                                                     Exhibit 5.2

                                    [Letterhead]

              QUALMARK CORPORATION SETTLES PATENT INFRINGEMENT LAWSUIT

       RESOLUTION CLEARS WAY FOR IMPLEMENTATION OF AGGRESSIVE GROWTH STRATEGY

     DENVER, Colorado -- QualMark Corporation (Nasdaq SmallCap Market-QMRK), a leading provider of accelerated life testing services and equipment primarily for electronics manufacturers, today announced it has reached a settlement agreement with Screening Systems, Inc. (SSI) resolving all legal disputes.

     "While we continue to maintain that QualMark engaged in no wrongful conduct, the Board of Directors determined that a settlement was preferable to the uncertainty surrounding continued costly litigation and the possibility of an appeal even if QualMark prevailed," said Preston Wilson, president and CEO of QualMark.

     "Over the past three and one-half years, QualMark has achieved exceptional growth in spite of litigation activities that have required constant attention from management and consumed nearly $3.5 million in cash," Wilson added. "We are now looking forward to focusing our full time and attention on pursuing the tremendous growth opportunities represented by expanding market interest in our products and services. In addition, we are particularly excited about prospects for achieving consistent profitability now that the financial drain of litigation expenses has been eliminated."

     Under terms of the settlement, QualMark will pay SSI $925,000 in cash over the next 20 months and will provide warrants for the purchase of 620,000 shares of common stock, having a five-year term and an exercise price of $4.85. Shares purchased under the warrant are subject to voting restrictions so long as SSI or its affiliates own more than 5% of the outstanding shares. All expenses associated with the settlement are expected to be booked in the third quarter ending September 30, 1999. In addition, because QualMark had already taken a reserve against future litigation expenses, only a portion of the $925,000 cash settlement will have to be expensed in the third quarter.

     The settlement also stipulates a mutual release of liability that limits either party's ability to take further legal action for claims related to matters addressed in the formerly pending actions. These matters include, among others, infringement or alleged infringement of any patent, trademark or service mark.

     Pursuant to terms of the agreement, QualMark and SSI issued the following joint statement: "QualMark Corporation and Screening Systems, Inc. are pleased to announce that they have resolved all the litigation pending between them. QualMark denies that it engaged in any wrongful conduct. QualMark acknowledges that Screening Systems and its founder, Richard Baker, have been leaders in the field of environmental stress screening, and QualMark expresses its regret for any acts which SSI may have considered an infringement."

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     QualMark Corporation develops, manufactures and markets accelerated life testing systems that provide manufacturers with the necessary information to improve product reliability by rapidly exposing design and manufacturing-related flaws. QualMark has installed more than 280 OVS-TM-Physical Stress Systems in 10 countries, operates seven Accelerated Reliability Test Centers-Registered Trademark- (ARTC-Registered Trademark-) and one ARTC alliance in the United States, and has formed international ARTC alliances in the United Kingdom, Ireland, Germany, the Netherlands and Italy.

     Some statements contained herein are forward-looking statements. The Company's actual results may vary materially from the forward-looking statements made above due to important factors including, but not limited to, variability of order flow, future economic conditions, competitive products and pricing, new product development, the delivery of product under existing contracts and other factors. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements made above is contained in the following documents on file with the U.S. Securities and Exchange Commission: the Company's Registration Statement on Form SB-3, filed August 25, 1997; its Form 10-KSB for the year ended December 31, 1998; and Quarterly Reports for 1999 on Form 10-QSB.

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                                     CONTACTS:
QualMark Corporation                            Pfeiffer Public Relations, Inc.
Preston Wilson, President and CEO               Matt Dickerson or Jay Pfeiffer
303-254-8800                                    303-393-7044
www.qualmark.com                                jay@pfeifferpr.com